Filed pursuant to Rule 433
File No. 333-133965
May 17th, 2006
Agrium Inc.
U.S. $300,000,000 7.125% Debentures due May 23rd, 2036
Term Sheet

Issuer:	Agrium Inc.

Expected Ratings:	Baa2/BBB/BBB (Moody’s/S&P/DBRS)

Type:	SEC Registered — Registration Statement No. 333-133965

Ranking:	Senior Unsecured

Principal Amount:	U.S. $300,000,000

Pricing Date:	May 17th, 2006

Settlement Date:	May 24th, 2006

Maturity Date:	May 23rd, 2036

Interest Payment Dates:	May 23 and November 23 of each year, commencing on November 23, 2006

Benchmark Treasury:	5.375% due 2/15/2031

UST Spot (Px/Yield):	100-09+/5.353%

Spread to Benchmark:	+180 basis points

Yield to Maturity:	7.153%

Coupon:	7.125%

Price to Public:	99.656%

Net Proceeds to Issuer, after expenses:	U.S. $295,543,000

Daycount:	30/360

Minimum Denomination:	Minimum denominations of $1,000 and integral multiples of $1,000.

Redemption
Make Whole:	At any time at the Treasury Rate plus 30 basis points

CUSIP:	008916 AG 3

Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	J.P. Morgan Securities Inc. RBC Capital Markets Corporation Scotia Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.